UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 45)1

CRACKER BARREL OLD COUNTRY STORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22410J106

(CUSIP Number)

Sardar Biglari

Biglari Capital Corp.

17802 IH 10 West, Suite 400

San Antonio, Texas  78257

(210) 344-3400

with copies to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,000,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,000,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

First Guard Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		48,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

48,300
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IC

4

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Southern Pioneer Property and Casualty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,841
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IC

5

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

SPP&C Holding Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,841
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		55,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

55,141
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,055,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,055,141
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,055,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 22410J106

The following constitutes Amendment No. 45 to the Schedule 13D filed by the undersigned (“Amendment No. 45”). This Amendment No. 45 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by The Lion Fund II, L.P., a Delaware limited partnership (“The Lion Fund II”), Biglari Capital Corp., a Texas limited liability company (“BCC”), First Guard Insurance Company, an Arizona corporation (“First Guard”), Southern Pioneer Property and Casualty Insurance Company, an Arkansas corporation (“Southern Pioneer”), SPP&C Holding Co., Inc., an Arkansas corporation (“SPPC”), Biglari Holdings Inc., an Indiana corporation (“Biglari Holdings”), and Sardar Biglari. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

BCC is the general partner of The Lion Fund II. Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by The Lion Fund II. By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares owned directly by The Lion Fund II.

First Guard is a wholly owned subsidiary of Biglari Holdings. Sardar Biglari is the Chairman and Chief Executive Officer of Biglari Holdings and has investment discretion over the securities owned by First Guard. By virtue of these relationships, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by First Guard.

Southern Pioneer is a wholly owned subsidiary of SPPC. SPPC is a wholly owned subsidiary of Biglari Holdings. Sardar Biglari is the Chairman and Chief Executive Officer of Biglari Holdings and has investment discretion over the securities owned by Southern Pioneer. By virtue of these relationship, SPPC, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Southern Pioneer.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of each of First Guard, Southern Pioneer, SPPC and Biglari Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

9

CUSIP No. 22410J106

(b)       The principal business address of each of The Lion Fund II, BCC, Biglari Holdings and Sardar Biglari is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257. The principal business address of First Guard is 200 Nokomis Ave S., Venice, Florida 34285. The principal business address of each of Southern Pioneer and SPPC is 2816 Longview Drive, Jonesboro, Arkansas 72401.

(c)       The principal business of The Lion Fund II is purchasing, holding and selling securities for investment purposes. The principal business of BCC is serving as the general partner of The Lion Fund II. The principal business of First Guard is the direct underwriting of commercial truck insurance. The principal business of Southern Pioneer is providing property and casualty insurance. The principal business of SPPC is serving as the direct parent of Southern Pioneer. The principal business of Biglari Holdings is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance, media and licensing, restaurants, and oil and gas. The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of Biglari Holdings and BCC.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Lion Fund II is organized under the laws of the State of Delaware. BCC is organized under the laws of the State of Texas. First Guard is organized under the laws of the State of Arizona. Each of Southern Pioneer and SPPC is organized under the laws of the State of Arkansas. Biglari Holdings is organized under the laws of the State of Indiana. Sardar Biglari is a citizen of the United States of America. The citizenships of the persons listed on Schedule A are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,000,000 Shares owned directly by The Lion Fund II is approximately $101,774,800. The Shares owned directly by The Lion Fund II were acquired with funds of affiliated entities that initially purchased the Shares prior to their contribution to The Lion Fund II.

The Lion Fund II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

10

CUSIP No. 22410J106

The aggregate purchase price of the 48,300 Shares owned directly by First Guard is approximately $3,995,550. The Shares purchased by First Guard were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth on Schedule B annexed hereto (“Schedule B”), which is incorporated by reference herein.

The aggregate purchase price of the 6,841 Shares owned directly by Southern Pioneer is approximately $523,129. The Shares purchased by Southern Pioneer were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth on Schedule B, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a – e) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 23,943,248 Shares outstanding, which is the total number of Shares outstanding as of February 19, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 25, 2020.

As of the close of business on March 20, 2020, The Lion Fund II owned directly 2,000,000 Shares, constituting approximately 8.4% of the Shares outstanding. By virtue of their relationships with The Lion Fund II, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by The Lion Fund II.

As of the close of business on March 20, 2020, First Guard owned directly 48,300 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with First Guard, each of Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned by First Guard.

As of the close of business on March 20, 2020, Southern Pioneer owned directly 6,841 Shares, constituting less than 1% of the Shares outstanding. By virtue of their relationships with Southern Pioneer, each of SPPC, Biglari Holdings and Sardar Biglari may be deemed to beneficially own the Shares owned by Southern Pioneer.

An aggregate of 2,055,141 shares, constituting approximately 8.6% of the Shares outstanding, are reported by the Reporting Persons in this statement.

None of Sardar Biglari or any person set forth on Schedule A directly owns any Shares as of the date hereof.

By virtue of his relationships with the other Reporting Persons, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by The Lion Fund II, First Guard and Southern Pioneer.

11

CUSIP No. 22410J106

Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days. All of such transactions were effected in the open market, unless otherwise noted.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 20, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

99.1	Joint Filing Agreement by and among the Reporting Persons.

12

CUSIP No. 22410J106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 20, 2020
(Date)

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

FIRST GUARD INSURANCE COMPANY

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Authorized Signatory

SOUTHERN PIONEER PROPERTY AND CASUALTY INSURANCE COMPANY

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Authorized Signatory

13

CUSIP No. 22410J106

SPP&C HOLDING CO., INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Authorized Signatory

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

14

CUSIP No. 22410J106

Schedule A

Directors and Executive Officers of First Guard

NAME AND POSITION WITH FIRST GUARD	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Edmund B. Campbell, III, Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of First Guard	200 Nokomis Ave. S. Venice, FL 34285	U.S.A.
Sardar Biglari, Director	See Item 2	See Item 2	U.S.A.
Philip L. Cooley, Director	Vice Chairman of Biglari Holdings	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.
Andrew S. Toepfer, President, Treasurer and Director	President of First Guard	200 Nokomis Ave. S. Venice, FL 34285	U.S.A.
Edmund B. Campbell, Jr., Director	Executive at First Guard	200 Nokomis Ave. S. Venice, FL 34285	U.S.A.

CUSIP No. 22410J106

Directors and Executive Officers of Southern Pioneer

NAME AND POSITION WITH SOUTHERN PIONEER	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Hal Hyneman, President and Director	President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Ben Hyneman, Director	President of SPPC	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Sardar Biglari, Director	See Item 2	See Item 2	U.S.A.
Philip L. Cooley, Director	Vice Chairman of Biglari Holdings	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.
Anthony Grant, Vice President and Director	Vice President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Brian Hyneman, Secretary, Treasurer and Director	Secretary and Treasurer of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Matt Hyneman, Director	Vice President of Southern Pioneer Insurance Agency, Inc.	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.

CUSIP No. 22410J106

Directors and Executive Officers of SPPC

NAME AND POSITION WITH SPPC	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Ben Hyneman, President and Director	President of SPPC	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Hal Hyneman, Director	President of Southern Pioneer	2816 Longview Drive, Jonesboro, AR 72401	U.S.A.
Sardar Biglari, Director	See Item 2	See Item 2	U.S.A.
Philip L. Cooley, Director	Vice Chairman of Biglari Holdings	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.

CUSIP No. 22410J106

Directors and Executive Officers of Biglari Holdings

NAME AND POSITION WITH BIGLARI HOLDINGS	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Vice Chairman of the Board of Biglari Holdings	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.
Ruth J. Person, Director	Professor of Management, University of Michigan-Flint	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.
Kenneth R. Cooper, Director	Attorney	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.
James P. Mastrian, Director	Retired; former special advisor to the Chairman and CEO of Rite Aid	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.
John Garrett Cardwell, Director	Retired; former executive with Johnson Controls, Inc.	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.
Bruce Lewis, Controller	Controller of Biglari Holdings	17802 IH 10 West Suite 400 San Antonio, TX 78257	U.S.A.

CUSIP No. 22410J106

SCHEDULE B

Transactions in the Securities During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

FIRST GUARD INSURANCE COMPANY

Purchase of Common Stock[1]	48,300	82.72	03/16/20

SOUTHERN PIONEER PROPERTY AND CASUALTY INSURANCE COMPANY

Purchase of Common Stock	6,841	76.47	03/16/20

1 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $74.96 to $84.50 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 1.